United States securities and exchange commission logo





                            May 18, 2021

       Veronica Gonzalez
       General Counsel
       Outbrain Inc.
       222 Broadway, 19th Floor
       New York, NY 10038

                                                        Re: Outbrain Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001454938

       Dear Ms. Gonzalez:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 21, 2021

       Summary, page 1

   1.                                                   Please revise the
titles in this section and throughout your filing of    Revenue Ex-TAC
                                                        and Adjusted    EBITDA
as % of Revenue Ex-TAC    to reflect their nature as being more
                                                        akin to gross profit.
   2. You highlight some of your key media partners including Asahi Shimbun, CNN, Der
                                                        Spiegel, Le Monde, MSN,
Sky News and Sky Sports, and The Washington Post. Please
                                                        explain the
significance of these customers by clarifying the amount of revenue accounted for by these media
partners. We note that two of your largest media partners
                                                        each accounted for
approximately 10% of your revenues in 2019 and 2020.
 Veronica Gonzalez
FirstName  LastNameVeronica Gonzalez
Outbrain Inc.
Comapany
May        NameOutbrain Inc.
     18, 2021
May 18,
Page 2 2021 Page 2
FirstName LastName
Industry Data, page 6

3. We note that certain disclosures are attributed to third-party sources, such as eMarketer and IAB. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 48

4. You state that in 2020, you provided personalized content feeds and ads to approximately
         1 billion monthly unique users, delivering on average over 10 billion recommendations per day, with over 20,000 advertisers using your platform. You further state that in the fourth quarter of 2020, your platform powered an average of over 100,000 ad campaigns per day and generated an average of $2.7 million in daily ad spend. Please tell us whether you consider monthly unique users, the number of recommendations per day, advertisers using your platform, the number of ad campaigns per day and the average daily ad spend to be key business metrics that management uses to manage the business. We refer you to
         Section III.B of SEC Release 33-8350.
Results of Operations, page 54

5. We note that for advertising campaigns priced on a cost-per-click basis, you bill your marketers and recognize revenue when a user clicks on an advertisement you deliver, and for campaigns priced on a cost-per-impression basis, you bill your marketers and recognize revenue based on the number of times an advertisement is displayed to a user.
         Please tell us your consideration of disclosing the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item
         303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.
6. Please quantify the impact on revenues attributable to existing advertisers and new advertisers for each period presented, or explain why you do not believe this information is important to investors. Additionally, in the business section, please discuss the material terms of your agreement with advertisers to the extent material. Critical Accounting Policies and Estimates, page 61

7. Please revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure should explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose
 Veronica Gonzalez
FirstName  LastNameVeronica Gonzalez
Outbrain Inc.
Comapany
May        NameOutbrain Inc.
     18, 2021
May 18,
Page 3 2021 Page 3
FirstName LastName
         that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
8. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
Business, page 64

9. You state that, in 2020 and 2019, each of your two largest media partners accounted for approximately 10% of your revenues. Please disclose the material terms of your agreements with these media partners, including, but not limited to, the identify of the media partners, terms and termination provisions, and any minimum payments. We note that you offer media partner contracts with guaranteed minimum rates of payments. To the extent the guarantees have materially impacted your revenue or Revenue ex-TAC in the reported periods, please revise to quantify such impact. In addition, ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to media partners or media owners, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results.
Certain Relationships and Related Party Transactions
Transactions with Our Directors, Executive Officers and 5% Holders
Other, page 99

10. Please file the transition services agreement as an exhibit to the registration statement or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K.
Principal Stockholders, page 101

11. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Gruner + Jahr GmbH.
Description of Capital Stock
Forum Selection Clause, page 106

12. Please revise to clarify whether this forum selection provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus in this section and in the risk factor section to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
 Veronica Gonzalez
FirstName  LastNameVeronica Gonzalez
Outbrain Inc.
Comapany
May        NameOutbrain Inc.
     18, 2021
May 18,
Page 4 2021 Page 4
FirstName LastName
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Organization, Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

13. You disclose that in general, you act as a principal on behalf of your marketers and revenue is recognized gross of any distribution costs that you remit to the media owners.
         In these cases, explain why you control the advertising inventory and how you determined that you have the ability to monetize and direct the use of the advertising inventory before it is transferred to marketers. In this respect, please provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.
14. We note that revenue is recognized on gross basis in certain arrangements and on a net basis in other revenue arrangements where you are the agent and do not control the advertising inventory before it is transferred to your marketers. Please help us better understand the differences in those arrangements that are recognized on a gross and net basis. Tell us the amount of revenues recognized on a gross and net basis.
15.      We note that advertisers can choose to buy directly from Outbrain
Amplify or
         programmatically via the DSP of their choice. We also note that you generated over 66%
         of your revenue on mobile platforms in 2020. Please tell us your consideration of disaggregating your revenue by sales channel. We refer you to ASC 606-10-55-91. In addition, tell us your consideration of separately discussing and analyzing the underlying trends by sales channel within your MD&A discussions.
Cost of Revenue, page F-12

16. Please explain how you account the guaranteed minimum rate of payment from you in exchange for guaranteed placement of your promoted recommendations on specified portions of the media owners online properties.
17. Explain whether your revenue generated from mobile platforms has a different gross margin from revenue generated on other platforms such as desktops and laptops. Tell us whether the cost-per-click or cost per impression depends of the device mix.
18. Please clarify your disclosures that indicate traffic acquisition costs also include amounts
         payable to other third-party media owners outside of Outbrain   s
network.
Note 11. Income(Loss) per Share, page F-28

19. You disclose that as of December 31, 2020 and 2019, you have not recorded any stock-
         based compensation related to your stock option awards, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition because the performance condition is not probable of occurring until a qualifying liquidity event (qualified IPO or change of control) has occurred. We further note that you issued warrants and the exercise period of the warrants is until the earlier of the closing of an IPO, the closing of a deemed
 Veronica Gonzalez
Outbrain Inc.
May 18, 2021
Page 5
      liquidation event or the end of the warrant term. Please tell us your consideration of including the impact of such awards in your pro forma earnings per share computations.
General

20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameVeronica Gonzalez
                                                            Division of
Corporation Finance
Comapany NameOutbrain Inc.
                                                            Office of
Technology
May 18, 2021 Page 5
cc:       Anna Pinedo
FirstName LastName